UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 12,  2017

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 12, 2017, Pacific Drilling S.A. and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).  We have sought approval from the Bankruptcy Court to jointly administer the cases under the caption In re Pacific Drilling S.A.  No trustee has been appointed and we will continue to operate as a “debtor in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.  To assure ordinary course operations, we have sought approval from the Bankruptcy Court for a variety of “first day” motions, including authority to maintain bank accounts and other customary relief. The relief requested in these motions will allow us to continue to operate our business in the normal course.

On November 12, 2017, we issued a press release announcing the commencement of the Chapter 11 proceedings and our financial results for the third quarter ended September 30, 2017.  A copy of that release is attached to this report on Form 6-K as Exhibit 99.1.

Also on November 12, 2017, we posted to our website our updated Fleet Status Report dated November 12, 2017. A copy of that report is attached to this report on Form 6-K as Exhibit 99.2.

The press release shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, unless the Company specifically incorporates the information by reference in a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

By filing this report on Form 6-K and furnishing this information, the Company makes no admission as to the materiality of any information contained in this report. The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although the Company may do so from time to time as management believes is warranted.

Certain expectations and projections regarding the Company’s future performance referenced in the press release and the Fleet Status Report are forward-looking statements. These expectations and projections are based on currently available competitive, financial, and economic data and are subject to future events and uncertainties. In addition to the above cautionary statements, all forward-looking statements contained herein should be read in conjunction with the Company’s SEC filings, including the risk factors described therein, and other public announcements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: November 12, 2017	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Press Release Announcing Commencement of Chapter 11 Proceedings and Third-Quarter 2017 Results
99.2	Fleet Status Report dated November 12, 2017